

October 15, 2010

Mr. Michael C. Ray
Chief Executive Officer
Vera Bradley, Inc.
2208 Production Road
Fort Wayne, Indiana 46808

   RE: Vera Bradley, Inc.
     Amendment to Registration Statement on Form S-1
     File No. 333-167934
     Filed October 13, 2010

Dear Mr. Ray:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1, filed October 13, 2010

Dilution, page 22

1. We reviewed your response to our prior comment 5, noting you have excluded deferred tax assets and liabilities of $8.46 million and debt issuance costs of $1.37 million in computing the pro forma net tangible book value as of July 31, 2010 and pro forma as adjusted net tangible book value as of July 31, 2010. Please revise your disclosure here to describe in sufficient detail the reason(s) for the exclusion of these items from your net tangible book value, and the impact of the exclusion on net

tangible book value per share, adjusted net tangible book value per share, and
dilution per share to new investors.

2.   We note your disclosure of pro forma net tangible book value per share of $(.72) as
of July 31, 2010. It appears to us that the pro forma net tangible book value per
share before offering would be $(.78) (i.e. $28,600,000 / 36,506,670 shares). Please
revise or provide us with your supporting calculations.

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 26

Liquidity and Capital Resources, page 39

3.   We note your revised disclosures in response to prior comment 7. However
considering the significant increase in your debt, please revise to include detailed
discussion how you will be able to satisfy your working capital requirements,
anticipated capital expenditures and debt payments for the foreseeable future.

Report of Independent Registered Public Accounting Firm, page F-10

4.   We note you provided a draft of an audit opinion to be issued once the stock split has
been consummated. We assume this opinion will be formally issued prior to
effectiveness of this registration statement, and that the related accountants' consent will
be filed as well. If our assumption is not correct, please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        You may contact Raj Rajan at (202) 551-3388 or Brian Bhandari at (202) 551-3390 if
you have questions regarding comments on the financial statements and related matters.
Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or
Pam Howell at (202) 551-3357.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director
                                                Office of Beverages, Apparel and
                                                Health Care Services